Mail Stop 3561

November 1, 2007

Via Fax and U.S. Mail

Steven R. Lambert
President and Chief Executive Officer
Nissan Motor Acceptance Corporation
333 Commerce Street
Nashville, Tennessee

Re: **Nissan Auto Lease Trust 2006-A**
Supplement 1 to Form 10-K for the fiscal year ended March 31, 2007
Filed June 29, 2007
File No. 333-134238-01

Form 10-D for the monthly distribution period from
February 1, 2007 to February 28, 2007
Filed March 29, 2007

Dear Mr. Lambert,

We have reviewed your responses to the comments in our letter dated September 13, 2007 and have the following additional comment.

Form 10-D for the monthly distribution period from February 1, 2007 to February 28, 2007

1. As you state in your response to prior comment 8, Item 1121(a) requires disclosure of information that is material and that you provide information regarding cumulative losses. However, please explain to us why an investor would not consider lease repossessions and related losses to be material information and therefore not required by Regulation AB. In your response, please consider that on pages S-36 to S-43 of the 424(b) prospectus filed on November 17, 2006 you disclose repossession and related credit loss experience tables for Nissan, Infiniti and the Total NMAC servicing portfolio. We also note that the reason why you did not provide similar disclosure for the securitized pool is because none of the leases were more than 29 days delinquent as of the cut off date. We may have further comment.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Elizabeth Han
        Mayer Brown LLP
        (213) 625-0248